EXHIBIT 99.1

Aura Announces Preliminary Q2 2026 and H1 2026 Production Results

ROAD TOWN, British Virgin Islands, July 10, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO and B3: AURA33) (“Aura” or the “Company”) is pleased to announce Q2 2026 preliminary production results from the Company’s six operating mines: Aranzazu, Apoena, Minosa, Almas, Borborema and MSG (“Mineração Serra Grande”). Total production in Q2 2026, at current prices, reached 75,437 gold equivalent ounces (“GEO”)1, an 8% decrease compared to the previous quarter and 18% higher when compared to Q2 2025. At constant prices2, Aura’s quarterly production decreased by 9% compared to Q1 2026 and increased 16% above Q2 2025. In Q2 2026, sales totaled 77,764 GEO, a decrease of 4% compared to Q1 2026, while compared to the same period of the last year, it increased by 25%, mainly due to better sales at Almas, a Borborema under commercial production and the acquisition of MSG.

In the six months of 2026 (H1 2026), Aura produced 157,574 GEO at current prices and 158,448 GEO at constant prices, representing a 27% increase compared to the same period of 2025 and marking the highest first-half production in the Company's history. During the period, Aura sold 159,129 GEO, up 29% year-over-year. Over the last twelve months, Aura produced 313,868 GEO, an increase of 21% compared to the corresponding prior twelve-month period.

Rodrigo Barbosa, CEO and President commented: “We are pleased to report that our Q2 production was in line with expectations, contributing to record-high output for both the first half of the year and the last twelve months. While Q2 production was 75.4 thousand GEO — lower than Q1 as expected — we remain firmly on track with our full-year guidance. Equally important to our current results are the strategic initiatives and growth projects that position Aura to exceed 600,000 GEO annually in the coming years. Key highlights include: (i) At MSG, we continue to invest in underground infrastructure and primary development to transition the mining method from top-down to bottom-up; (ii) Era Dorada is now in full construction following recent Board approval; (iii) Almas delivered higher production thanks to increased plant capacity from the ongoing expansion; (iv) Apoena open-pit mine development is progressing according to plan, setting the stage for higher grades in the second half of the year; (v) Borborema advances on its technical studies for the planned expansion, supported by the road relocation agreement with DNIT; and (vi) exploration and technical studies continue to advance at Matupá and Serra da Estrela, further strengthening our organic growth pipeline."

Q2 2026 Highlights:

  At Aranzazu, production reached 17,882 GEO, representing a 14% increase compared to the previous quarter, primarily driven by metal price dynamics regarding GEO conversion, considering that the average gold realized price declined 9% QoQ to $4.416/oz (vs. $4.850/oz in Q1 2026), while copper outperformed, with the average realized price increasing 5% to $6.09/lb (vs. $5.80/lb in Q1 2026). When compared to Q2 2025, production decreased by 20% due to lower production driven by the mine plan. At constant prices3, Aranzazu production was 8% higher when compared to Q1 2026, explained by higher grades from mine sequencing, while YoY the production was 24% lower. In H1 2026, total production decreased by 21% compared to the previous year at current prices, reaching 33,576 GEO. At constant prices, Aranzazu produced 34,450 GEO, also 21% lower compared to the same period of the previous year of 43,645 GEO, mainly due to lower grades as expected in the mine sequencing. At 2026 Guidance Prices³, Aranzazu ended Q2 2026 with a production of 16,043 GEO, 6% higher than Q1 2026. Aranzazu sold 17,764 GEO in Q2 2026 and 33,982 GEO in H1 2026.
  At Minosa, production totaled 14,284 GEO in Q2 2026, 18% lower than Q1 2026 and 21% lower compared to Q2 2025, which were 20% lower YoY and 8% lower QoQ, associated with the increase in stacking level within the leach pad and lower ore plant feed. In H1 2026, production totaled 31,683 GEO, 11% decrease compared to H1 2025 (35,693 GEO), mainly due to these impacts in Q2 2026. In terms of sales, Minosa sold 15,190 GEO, 13% lower than Q1 2026 and 15% lower Q2 2025. In H1 2026, Minosa sold 32,647 GEO, an 8% decrease compared to the 35,362 GEO sold in H1 2025.
  At Almas, production reached 16,130 GEO, 25% higher than Q2 2025, driven by higher ore processed volumes due to the expansion project of the plant’s operational capacity. This effect also positively impacted production when compared to Q1 2026, which increased 2%. In H1 2026, production totaled 31,968 GEO, 23% increase compared to H1 2025 (26,018 GEO), driven mainly by 20% higher ore moved volumes and 30% higher ore plant feed, reflecting the results of the plant expansion. In the quarter, Almas sold 17,920 GEO, higher than production as the last shipment of the previous quarter was in transit and was considered as a Q2 2026 sale volume. In the H1 2026, Almas sold 31,968 GEO.
  At Apoena, production was 5,704 GEO, 24% lower than Q1 2026, due to a grade decrease of 26%, from 0.8 g/t to 0.6 g/t, as expected from the mine sequencing and in line with the Company’s plan. Compared with Q2 2025, production also decreased by 31%, primarily because of lower grades and lower recovery rates. In H1 2026, total production was 13,229 GEO, a 23% decrease compared to the same period of last year, mainly due to lower ore plant feed and lower grades. In the quarter and semester, Apoena sold the same amount as produced. This result is in line with Company`s plan to achieve higher grades in the Nosde Pit during the second semester.
  At Borborema, production totaled 14,251 GEO, 17% lower than the previous quarter, driven by lower grades, which declined 18% (from 1.41 g/t to 1.16 g/t), due to mine sequencing and as expected. In H1 2026, the total production was 31,352 GEO, higher than the same period of last year, considering that the commercial production of Borborema started in Q2 2025. In the quarter, Borborema sold 13,996 GEO, totaling 30,605 GEO in H1 2026.
  At MSG, production totaled 7,186 GEO, a 16% decrease compared to Q1 2026, driven by lower grades (from 1.54 g/t in Q1 2026 to 0.90 g/t in Q2 2026) but in line with the Company's expectations under the MSG turnaround strategy. During the quarter, the Company also advanced, as expected, its operational improvement strategy, with increased development of mine infrastructure and primary development to invert mine method to bottom up. In H1 2026, production reached 15,766 GEO. Regarding sales, MSG sold 7,190 GEO in Q2 2026, totaling 16,698 GEO in H1 2026.

Production Results

Preliminary GEO1 2 production volume for the six months ended June 30, 2026, when compared to the previous quarter and the same period of the previous year is presented below by operating mine:

	Q2 2026	Q2 2025	Q1 2026	% change vs. Q2 2025	% change vs. Q1 2026	H1 2026	H1 2025	% change vs. H1 2025
Ounces produced (GEO)
Aranzazu	17,882	22,281	15,694	-20%	14%	33,576	42,737	-21%
Minosa	14,284	18,039	17,399	-21%	-18%	31,683	35,693	-11%
Almas	16,130	12,917	15,838	25%	2%	31,968	26,018	23%
Apoena	5,704	8,219	7,525	-31%	-24%	13,229	17,095	-23%
Borborema	14,251	2,577	17,101	n.a.	-17%	31,352	2,577	n.a.
MSG	7,186	0	8,580	n.a.	-16%	15,766	0	n.a.
Total GEO produced - Current Prices	75,437	64,033	82,137	18%	-8%	157,574	124,120	27%

Total GEO produced - Constant Prices	75,437	65,227	83,010	16%	-9%	158,448	125,028	27%

Total GEO produced - Guidance Prices	73,598	63,163	81,554	17%	-10%	155,153	121,184	28%

1 The total may not add due to rounding.
2 Applies the metal sale prices in Aranzazu realized at each relevant quarter.

The table below shows production by each type of metal at Aranzazu.

	Q2 2026	Q2 2025	Q1 2026	% change vs. Q2 2025	% change vs. Q1 2026	H1 2026	H1 2025	% change vs. H1 2025

Gold Production (oz)	5,473	7,461	5,268	-27%	4%	26,700	26,578	0%
Silver Production (oz)	109,549	143,318	102,510	-24%	7%	542,046	539,532	0%
Copper Production (klbs)	7,507	9,922	6,985	-24%	7%	36,583	36,988	-1%
Molybdenum Production (Klbs)	57	58	63	-1%	-10%	249	58	329%.
Total GEO produced - Current Prices	17,882	22,281	15,694	-20%	14%	83,149	97,558	-15%

Total GEO produced - Constant Prices	17,882	23,475	16,568	-24%	8%	78,771	78,264	1%

The chart below displays the consolidated quarterly GEO production measured at current and constant prices since Q1 2023, as well as the last twelve months at the end of each reporting period:

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and two projects in Brazil: Matupá, which is under development; and the Carajás copper project in the Carajás region, in the exploration phase.

The information contained in this press release is preliminary in nature and is provided for informational purposes only. It is based on current estimates, assumptions, and expectations, which remain subject to ongoing review, verification, and possible revision. Final Q2 2026 Production Results may differ from those set forth herein, and no assurance is given as to the accuracy or completeness of the information at this stage. Readers are cautioned not to place undue reliance on this preliminary results.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities and to the Company’s Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry as described in filings with Canadian securities regulators and the SEC. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

1 Gold equivalent ounces, or GEO, is calculated by converting the production of silver, copper and molybdenum into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.
2 Applies the metal sale prices in Aranzazu realized during Q2 2026: Copper price = US$6.09/lb; Gold Price = US$4,416/oz; Silver Price = US$71.45/oz and Molybdenum Price = US$29.71/oz.
3 Constant Price" is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices. This approach eliminates the impact of metal price fluctuations, when comparing production or sales figures across different periods. Using constant prices allows for a consistent and meaningful comparison of gold equivalent production or sales over time. It ensures that differences in GEO production or sales between two periods reflect changes in actual physical metal production or metal sales and not changes due to fluctuations in commodity prices among the periods. GEO at constant price for previous period, to be compared to GEO for current period, is copper production or sales volume previous period multiplied by copper prices current period plus silver production or sales volume for previous period multiplied by silver prices from current period plus molybdenum production or sales volume for previous period multiplied by molybdenum prices from current period divided by gold price for current period.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/39e1b7e8-b141-4392-a4f2-fff185ffeb7c

For more information, please contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com